UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 9, 2022 (September 6, 2022)

SITIO ROYALTIES CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-38158	82-0820780
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1401 Lawrence Street, Suite 1750

Denver, CO 80202

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (720) 640-7620

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	STR	New York Stock Exchange
Warrants to purchase Class A common stock	STR WS	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On September 6, 2022, Sitio Royalties Corp., a Delaware corporation (“Sitio”), Sitio Royalties Operating Partnership, LP, a Delaware limited partnership and subsidiary of Sitio (“Sitio Opco”), Snapper Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of Sitio (“New Parent”), Snapper Merger Sub IV, Inc., a Delaware corporation and wholly owned subsidiary of New Parent (“Bass Merger Sub”), Snapper Merger Sub V, Inc., a Delaware corporation and wholly owned subsidiary of New Parent (“Sitio Merger Sub”), and Snapper Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Sitio Opco (“Opco Merger Sub LLC”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Brigham Minerals, Inc., a Delaware corporation (“Brigham”) and Brigham Minerals Holdings, LLC, a Delaware limited liability company and subsidiary of Brigham (“Brigham Opco”). Capitalized terms used herein but not otherwise defined will have the meanings ascribed to them in the Merger Agreement.

Pursuant to the terms of the Merger Agreement, Sitio will acquire Brigham in an all-stock transaction through: (i) the merger of Brigham Merger Sub with and into Brigham (the “Brigham Merger”), with Brigham surviving the Brigham Merger as a wholly owned subsidiary of New Parent, (ii) the merger of Sitio Merger Sub with and into Sitio (the “Sitio Merger”), with Sitio surviving the Sitio Merger as a wholly owned subsidiary of New Parent, and (iii) the merger of Opco Merger Sub LLC with and into Brigham Opco (the “Opco Merger,” and, together with the Brigham Merger and the Sitio Merger, the “Mergers”), with Brigham Opco surviving the Opco Merger as a wholly owned subsidiary of Sitio Opco, in each case on the terms set forth in the Merger Agreement. The Sitio Merger and the Brigham Merger shall become effective concurrently (such time as the Sitio Merger and the Brigham Merger become effective, the “First Effective Time”), and the Opco Merger shall become effective immediately following the First Effective Time (such time as the Opco Merger becomes effective, the “Second Effective Time”).

On the terms and subject to the conditions set forth in the Merger Agreement, (i) at the First Effective Time, (A) each share of Brigham’s Class A common stock, par value $0.01 per share, issued and outstanding immediately prior to the First Effective Time will be converted into the right to receive 1.133 fully-paid and nonassessable shares of Class A common stock, par value $0.0001 per share, of New Parent (the “New Parent Class A Common Stock”), (B) each share of the Brigham’s Class B common stock, par value $0.01 per share, issued and outstanding immediately prior to the First Effective Time will be converted into the right to receive 1.133 fully-paid and nonassessable shares of Class C common stock, par value $0.0001 per share, of New Parent (the “New Parent Class C Common Stock”), (C) each share of Sitio’s Class A common stock, par value $0.0001 per share (the “Sitio Class A Common Stock”), issued and outstanding immediately prior to the First Effective Time will be converted into one share of New Parent Class A Common Stock and (D) each share of Sitio’s Class C common stock, par value $0.0001 per share (the “Sitio Class C Common Stock” and, together with the Sitio Class A Common Stock, the “Sitio Common Stock”), issued and outstanding immediately prior to the First Effective Time, will be converted into one share of New Parent Class C Common Stock, in each case, excluding shares owned by Sitio, Brigham or any wholly owned subsidiary of Sitio or Brigham and, to the extent applicable, shares owned by stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to the Delaware General Corporation Law and, (ii) at the Second Effective Time, each Brigham Opco Unit issued and outstanding immediately prior to the Second Effective Time will be converted into the right to receive 1.133 common units representing limited partnership interests in Sitio Opco (the “Opco LP Units”).

As a result of the Mergers and as of the closing of the Mergers (the “Closing”), Sitio stockholders immediately prior to the First Effective Time will own approximately 54% of the outstanding shares of New Parent, and Brigham stockholders immediately prior to the First Effective Time will own approximately 46% of the outstanding shares of New Parent. Following the Closing, New Parent will operate under the name Sitio Royalties Corp.

The completion of the Mergers is subject to certain customary mutual conditions, including (i) the receipt of the required approvals from Sitio’s and Brigham’s respective stockholders, (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Act, (iii) the absence of any governmental order or law that makes consummation of the Mergers illegal or otherwise prohibited, (iv) New Parent’s registration statement on Form S-4 having been declared effective by the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), and (v) the shares of New Parent Class A Common Stock issuable in connection with the Merger having been authorized for listing on the New York Stock Exchange, subject to official notice of issuance. The obligation of each party to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions), the absence of a material adverse effect on the other party, the other party having performed in all material respects its obligations under the Merger Agreement, and the receipt by such party of a favorable tax opinion.

Pursuant to the Merger Agreement, Sitio, as the sole stockholder of New Parent, agreed to elect as directors of New Parent, to be effective as of the First Effective Time, (i) five persons designated by Sitio, who, prior to the First Effective Time, are members of Sitio’s board of directors, to the board of directors of New Parent (the “New Parent Board”) and (ii) four persons designated by Brigham, who, prior to the First Effective Time, are members of the board of directors of Brigham (the “Brigham Board” and such persons, the “Brigham Designated Directors”), to the New Parent Board. The New Parent Board will consist of nine directors. New Parent agreed, following the Closing, to take all actions reasonably necessary to ensure that each Brigham Designated Director is included in the slate of nominees recommended by the New Parent Board to the stockholders of New Parent for election as directors at the 2023 annual meeting of stockholders of New Parent.

The Merger Agreement also contains covenants of Brigham, including, among other things, covenants (i) not to solicit proposals relating to alternative transactions, (ii) subject to certain exceptions, not to enter into discussions concerning or provide information in connection with alternative transactions, (iii) subject to certain exceptions, to recommend that its stockholders adopt the Merger Agreement, (iv) not to fail to make, withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Sitio, the Brigham Board’s recommendation that the stockholders of Brigham approve and adopt the Merger Agreement and the transactions contemplated thereby (the “Brigham Board Recommendation”), and (v) not to recommend the approval or adoption of, or publicly propose to recommend, approve or adopt, any competing proposal.

Prior to, but not after, receipt of the approval of the Merger Agreement and the transactions contemplated thereby by Brigham’s stockholders (the “Brigham Stockholder Approval”), the Brigham Board may, in response to an unsolicited superior proposal for an alternative transaction or an intervening event, effect a change to the Brigham Board Recommendation (a “Brigham Change of Recommendation”)in certain limited circumstances, subject to complying with certain notice and other specified conditions, including giving Sitio the opportunity to propose revisions to the terms of the Merger Agreement during the applicable match right period as set forth in the Merger Agreement.

The Merger Agreement contains certain termination rights for each of Sitio and Brigham, including, among other rights, the right to terminate (i) by mutual written consent of Sitio and Brigham, (ii) by either Sitio or Brigham, if (A) the Closing has not occurred on or before 5:00 p.m. Houston, Texas time on June 6, 2023, (B) the other party breaches any of their respective representations or warranties or if such party fails to perform their respective covenants such that certain conditions to closing cannot be satisfied, and the breach or breaches of such representations or warranties or the failure to perform such covenant, as applicable, is not cured or cannot be cured in accordance with the terms of the Merger Agreement or (C) the Brigham Stockholder Approval has not been obtained upon a vote at a duly held special meeting of Brigham’s stockholders to vote upon the transactions contemplated by the Merger Agreement, (iii) by Sitio, in the event of a Brigham Change of Recommendation, upon which Brigham will be required to pay Sitio a termination fee of $65,000,000 (the “Company Termination Fee”), and (iv) by Brigham, in order to enter into a definitive agreement with respect to a superior proposal, upon which Brigham will be required to pay Sitio the Company Termination Fee.

In the event the Merger Agreement is terminated by either Sitio or Brigham due to a breach of the other party’s representations, warranties or covenants or inaccuracy of such party’s representations such that certain conditions to closing cannot be satisfied and, in each case, such breach is not cured in accordance with the terms of the Merger Agreement, and (i) an alternative proposal has been made prior to such termination and (ii) the breaching party enters into a definitive agreement with respect to any alternative transaction within six months after the date of such termination involving more than 50% of the breaching party’s equity or assets, then the breaching party will be required to pay the non-breaching party a termination fee. Under these circumstances, if Sitio is the breaching party, then Sitio will be required to pay Brigham a termination fee of $75,000,000. If Brigham is the breaching party, then Brigham will be required to pay Sitio the Company Termination Fee.

The Merger Agreement contains customary representations and warranties of Sitio and Brigham relating to their respective businesses, financial statements and public filings, in each case generally subject to customary materiality qualifiers. Additionally, the Merger Agreement provides for customary pre-closing covenants of Sitio and Brigham, including, among others, covenants relating to the conduct of their respective businesses during the interim period between the date of the Merger Agreement and the Closing, the obligation of each party to refrain from taking certain actions without the other party’s consent and the obligation of Brigham to call a meeting of its stockholders for purposes of obtaining the Brigham Stockholder Approval.

Pursuant to the Merger Agreement, Sitio and New Parent agreed to enter into, at or prior to the Closing, a Registration Rights Agreement (the “Registration Rights Agreement”), in substantially the form attached as Exhibit B to the Merger Agreement, with certain holders pursuant to which New Parent will agree to file within 15 business days after the Closing a shelf registration statement under the Securities Act to permit the public resale of certain securities of New Parent held by such holders and use its commercially reasonable efforts to cause such registration statement to become effective as soon as practicable after the filing thereof, subject to certain customary thresholds and conditions. Sitio and New Parent will agree to pay certain expenses of the parties incurred in connection with the exercise of their rights under the Registration Rights Agreement, and indemnify them for certain securities law matters in connection with any registration statement filed pursuant thereto.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Sitio, Brigham or their respective subsidiaries or affiliates or to modify or supplement any factual disclosures about Sitio or Brigham included in their public reports filed with the SEC. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the respective parties to such agreements, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the respective parties to such agreements instead of establishing these matters as facts, and may be subject to standards of materiality that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or of any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Sitio’s public disclosures.

Voting and Support Agreements

Immediately following the execution and delivery of the Merger Agreement, Sitio, Brigham and each of (a) BX Royal Aggregator LP, a Delaware limited partnership (“Royal Aggregator”) and Rock Ridge Royalty Company LLC, a Delaware limited liability company (“Rock Ridge” and together with Royal Aggregator, “Blackstone”), (b) KMF DPM HoldCo, LLC (“KMF”), Chambers DPM HoldCo, LLC (“Chambers”, and together with KMF, “Kimmeridge”) and (c) Source Energy Leasehold, LP, a Delaware limited partnership (“SEL”) and Permian Mineral Acquisitions, LP, a Delaware limited partnership (“PMA” and together with SEL, “Oaktree” and, collectively with Blackstone and Kimmeridge, the “Supporting Stockholders”) entered into Voting and Support Agreements (the “Support Agreements”). The Support Agreements provide, among other things, the obligation of the Supporting Stockholders, collectively representing approximately 83.7% of the issued and outstanding shares of Sitio Common Stock, to approve the transactions contemplated by the Merger Agreement via written consent on the terms set forth therein, and, for certain of the Supporting Stockholders, to vote in favor of the Brigham Designated Directors to be nominated to the New Parent Board at the 2023 annual meeting of stockholders of New Parent. Pursuant to the Support Agreements with Kimmeridge and Oaktree, Kimmeridge and Oaktree, which collectively represent approximately 58.9% of the issued and outstanding shares of Sitio Common Stock, agreed not to transfer or otherwise dispose of any Sitio Class A Common Stock, Sitio Class C Common Stock or Sitio Opco Units beneficially owned by them, other than certain permitted transfers, during the term of the Support Agreements.

The foregoing description of the Support Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Support Agreements, copies of which are filed as Exhibits 10.1, 10.2 and 10.3 to this Current Report on Form 8-K and are incorporated herein by reference.

No Offer or Solicitation

This communication relates to a proposed business combination transaction (the “Merger”) between Sitio and Brigham. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Merger or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information

In connection with the Merger, the post-combination company, New Parent, will file with the SEC a registration statement on Form S-4, which will include a proxy statement of Brigham, a consent solicitation statement of Sitio and a prospectus of New Parent. The Merger will be submitted to Brigham’s stockholders for their consideration. Sitio, Brigham and New Parent may also file other documents with the SEC regarding the Merger. After the registration statement has been declared effective by the SEC, a definitive consent solicitation statement/proxy statement/prospectus will be mailed to the stockholders of Sitio and Brigham. This document is not a substitute for the registration statement and consent solicitation statement/proxy statement/prospectus that will be filed with the SEC or any other documents that Sitio, Brigham or New Parent may file with the SEC or send to stockholders of Sitio or Brigham in connection with the Merger. INVESTORS AND STOCKHOLDERS OF SITIO AND BRIGHAM ARE URGED TO READ THE REGISTRATION STATEMENT AND CONSENT SOLICITATION STATEMENT/PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED MATTERS.

Investors and stockholders will be able to obtain free copies of the registration statement and the consent solicitation statement/proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by Sitio, Brigham or New Parent, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

Sitio, Brigham and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Brigham’s stockholders in connection with the Merger. Information regarding the directors and executive officers of Brigham is set forth in Brigham’s Definitive Proxy Statement on Schedule 14A for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on April 13, 2022. Information regarding the directors and executive officers of Sitio is set forth in Sitio’s Definitive Proxy Statement on Schedule 14A for its Special Meeting of Stockholders, which was filed with the SEC on May 5, 2022, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the consent solicitation statement/proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed Merger between Sitio and Brigham, the likelihood that the conditions to the consummation of the Merger will be satisfied on a timely basis or at all, Sitio’s and Brigham’s ability to consummate the Merger at any time or at all, the benefits of the Merger and the post-combination company’s future financial performance following the Merger, as well as the post-combination company’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. When used herein, including any oral statements made in connection herewith, the words “may,” “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions and the negative of such words and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on Sitio’s and Brigham’s management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Such statements may be influenced by factors that could cause actual outcomes and results to differ materially from those projected. Except as otherwise required by applicable law, Sitio and Brigham disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Sitio and Brigham caution you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Sitio and Brigham. These risks include, but are not limited to, the post-combination company’s ability to successfully integrate Sitio’s and Brigham’s businesses and technologies; the risk that the expected benefits and synergies of the Merger may not be fully achieved in a timely manner, or at all; the risk that Sitio or Brigham will not, or that following the Merger, New Parent will not, be able to retain and hire key personnel; the risk associated with Sitio’s and Brigham’s ability to obtain the approvals of their respective stockholders required to consummate the Mergers and the timing of the closing of the Merger, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the Merger is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; Sitio’s ability to finance New Parent (including the repayment of certain of Brigham’s indebtedness) on acceptable terms or at all; uncertainty as to the long-term value of New Parent’s common stock; and the diversion of Sitio’s and Brigham’s management’s time on transaction-related matters. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Sitio’s and Brigham’s expectations and projections can be found in Sitio’s periodic filings with the SEC, including Sitio’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, Part II, Item 1A “Risk Factors” in Sitio’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and Brigham’s periodic filings with the SEC, including Brigham’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Sitio’s and Brigham’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description of Exhibit
2.1*	Agreement and Plan of Merger, dated as of September 6, 2022, by and among Sitio Royalties Corp., Sitio Royalties Operating Partnership, LP, Snapper Merger Sub I, Inc. and Snapper Merger Sub II, LLC, Brigham Minerals, Inc. and Brigham Mineral Holdings LLC.
10.1	Support Agreement, dated as of September 6, 2022, by and among Sitio Royalties Corp., BX Royal Aggregator LP, Rock Ridge Royalty Company LLC and Brigham Minerals, Inc.
10.2	Support Agreement, dated as of September 6, 2022, by and among Sitio Royalties Corp., KMF DPM HoldCo, LLC, Chambers DPM HoldCo, LLC and Brigham Minerals, Inc.
10.3	Support Agreement, dated as of September 6, 2022, by and among Sitio Royalties Corp., Source Energy Leasehold, LP, Permian Mineral Acquisitions, LP and Brigham Minerals, Inc.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).
* Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Sitio will furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SITIO ROYALTIES CORP.

By:	/s/ Brett Riesenfeld
Brett Riesenfeld
Executive Vice President, General Counsel and Secretary

Dated: September 9, 2022